UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on April 30, 2013 correcting certain information contained in the English translation of a company announcement filed on April 26, 2013 regarding The New Three-Year (FY2013-2015) Mid-Range Management Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD
(Registrant)

Date: May 1, 2013	By:	/s/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: April 30th, 2013 URL: http://www.komatsu.com/

Notice of Correction

1. Release Date:	April 25, 2013

2. Related Announcement:	Announcing the New Mid-Range Management Plan “Together We Innovate GEMBA Worldwide”

3. Issued by:	Corporate Communications Department, Komatsu Ltd.

4. Purpose:	The Corporate Communications Department of Komatsu Ltd. is correcting the figures (underlined) of the Guidelines on sales under Premises as follows.

CURRENTLY READS:

[Premises]

Items		Targets for Fiscal Year ending March 31, 2016	Results for Fiscal Year ended March 31, 2013
Guideline on sales		¥23,000 bil ±2,000 bil	¥18,849 bil
	JPY/USD	¥90 - 95	¥83
Guideline on exchange rate	JPY/EUR	¥120 - 125	¥107
	JPY/RMB	¥15.0 - 15.3	¥13.2

CHANGED TO READ:

[Premises]

Items		Targets for Fiscal Year ending March 31, 2016	Results for Fiscal Year ended March 31, 2013
Guideline on sales		¥2,300 bil ±200 bil	¥1,884.9 bil
	JPY/USD	¥90 - 95	¥83
Guideline on exchange rate	JPY/EUR	¥120 - 125	¥107
	JPY/RMB	¥15.0 - 15.3	¥13.2

(end)

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